UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
August 19, 2008
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑      Form 40-F ☐
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____)
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____)
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐      No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .)

HY 2008 Profit Report
Forward-looking statements
This presentation may contain certain forward-looking statements, including but not limited to (i) estimated reserves, (ii) anticipated production profiles and characteristics, (iii) expected capital requirements, (iv) forecast cost profiles or (iv) plans, strategies and objectives of management.
Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Lihir Gold Ltd (LGL), which may cause actual results to differ materially from those contained in this announcement. Important factors that could cause actual results to materially differ from the forward looking statements in this presentation include but are not limited to the market price of gold, anticipated ore grades, tonnage, recovery rates, production and equipment operating costs, the impact of foreign currency exchange rates on cost inputs and the activities of governmental authorities in Papua New Guinea and elsewhere, as set forth more fully under the caption “Risk Factors” in LGL’s most recent Annual Report on Form 20-F, which has been filed with the US Securities and Exchange Commission (“SEC”)
Gold reserve and resource estimates are expressions of judgement based on knowledge, experience and industry practice, and may require revision based on actual production experience. Such estimates are necessarily imprecise and depend to some extent on statistical inferences and other assumptions, such as gold prices, cut-off grades and operating costs, which may prove to be inaccurate. Ballarat Goldfields N.L. does not have any ore reserves and the level of its estimated mineral resources and exploration potential are necessarily imprecise and may prove to be inaccurate. Accordingly, no assurance can be given that the indicated amount of gold will be recovered or at the rates estimated.
LGL can therefore give no assurances that any of the estimates, production profiles, capital, cost profiles and plans will not materially differ from the statements contained in this release and their inclusion in this presentation should not be regarded as a representation by any person that they will be achieved.
The foregoing material is a presentation of general background information about LGL’s activities as of the date of the presentation. It is information given in a summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate.
Some of the information contained in this presentation includes certain un-audited non-GAAP measures, such as “cash costs”. Such unaudited non-GAAP measures are intended to provide information about the cash generating capacity and performance of LGL’s mining operations. In particular, cash costs is a measure that is used in the gold mining industry and was developed in conjunction with gold mining companies associated with the Gold Institute in an effort to provide a level of comparability. However, LGL’s measures may not be comparable to similarly titled measures of other companies. Management uses this measure for the same purpose when monitoring and evaluating the performance of LGL. This information differs from measures of performance determined in accordance with GAAP and should not be considered in isolation or as a substitute for measures of performance determined in accordance with GAAP.

· Operating profit of $96.7 million, up from $86 million in the preceding December half
· Net profit of $36.5 million, up from $20.6 million for the prior six months to December
· Equigold merger completed in the half year. Commissioning commenced at Bonikro project in Ivory Coast
· Lihir Island process plant expansion advancing to schedule
· Ballarat to move into commercial production in Q4
· Full year production to exceed 850,000 oz
Rising mill throughput Ore Milled
(Lihir Island, Tonnes, 000)

Half yearly production
Revenues rising strongly

Margins expanding
(Lihir Operations, US$/oz)
Cash price realised Cash margin Costs deferred
Total cash cost/oz
Mine EBITDA

Operating profit
Reported net profit

Cashflow and capex
Million Ounce Plant Upgrade
· Project remains on budget
· Design parameters in line with feasibility
· Plant capacity to increase to 10-12 mtpa
· Long lead items ordered and on track
· Tenders received for autoclave
· Construction to commence early next year
· Commissioning scheduled for H2 2011

In Production by Year End
Stoping commencing
Central Zone

Bonikro commissioning commenced
· Pumps and mill motors now operational
· Ore processing to commence August 22
· First gold pour scheduled for mid September
· On budget
2008 Outlook
LGL Group
· Total gold production +850 kozs
Lihir Island: • Production guidance maintained at 700 — 770koz
· Total cash costs less than $400/oz for 2008
Mt Rawdon: • Production ~ 50koz Kirkalocka: • Production ~ 5koz
Ballarat: • 40 — 50koz (commercial production by year end) Bonikro: • 50 — 60koz (commissioning commenced)

Impressive growth profile
Indicative Gold Production (oz, 000)
Stated production figures include Mt Rawdon & Kirkalocka contribution post merger completion on 17 June 2008.
Figures include 100% of Bonikro production, of which 85% is attributable to LGL
www.LGLgold.com
· Competent Persons
· For further information in relation to the calculation of reserves and resources at LGL’s Lihir operation, please refer to the Lihir Gold Limited (TSX:LGG) Technical Report (NI 43-101) dated 18 September 2007 available on SEDAR (http://www.sedar.com).
· The information in this report that relates to Exploration Results, Mineral Resources or Ore Reserves for the LGL group is based on information compiled by Roy Kidd who is a member of the Australian Institute of Geoscientists.
· Roy Kidd is a full time employee of Lihir Services Australia Pty Ltd (LSA) in the role of Principal Geologist. LSA provides services to LGL pursuant to a Managed Services Agreement. Roy Kidd has sufficient experience which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”. Roy Kidd consents to the inclusion in the report of the matters based on their information in the form and context in which it appears.
· The information in this report that relates to Ballarat Exploration Results, Mineral Resources or Ore Reserves is based on information compiled by Mr Charles Carnie. Mr Carnie is a full-time employee of LGL and is a member of the Australian Institute of Geoscientists. Mr Carnie has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”. Mr Carnie consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED

By:	/s/ Stuart MacKenzie

Name	Stuart MacKenzie
Title:	Group Secretary & General Counsel

Date: August 19, 2008